Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on April 28, 2016 at the conference room located on Floor A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 19, 2016. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including supervisors Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei. Chairperson Liao Ping was on leave for business and authorized in writing, supervisor Shi Xiangming, to act on his behalf and cast the votes for him. In accordance with the related provisions of the Procedural Rules for the Board of Supervisors of the Company, supervisor Shi Xiangming was elected to preside at the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by supervisor Shi Xiangming. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2016

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report for the Year of 2016 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report for the Year of 2016 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on Corporate Governance Report of the Company for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal on the Report of Working Plan with regard to Internal Control of the Company for the Year of 2016

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 28, 2016